

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via Email
Stratton J. Nicolaides
Chairman and Chief Executive Officer
Numerex Corp.
1600 Parkwood Circle, Suite 500
Atlanta, GA  30339-2119

> **Re:** **Numerex Corp.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 000-22920**

Dear Mr. Nicolaides:

We have reviewed your filing and have the following comments.  Please respond to this letter within ten business days by confirming, and explaining how, you will comply with our comments, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Definitive Proxy Statement filed April 8, 2011

The Use of Compensation Survey Data and Peer Companies

1. We note your response to comment one from our letter dated July 28, 2011.  Your response suggests that you used the Watson Wyatt 2010 Top Management Survey and ERI Executive Compensation database to obtain a general understanding and market overview.  However, your disclosure indicates otherwise.  For instance, you state "the compensation consultant used three principle sources [which include the Watson and ERI surveys] to produce competitive benchmarks for Numerex executive positions;" and footnote one to tabled titled "NEO COMPENSATION COMPARED TO COMPETITIVE BENCHMARKS" states the COO benchmarks are based on the Watson and ERI surveys.  Therefore, disclose the constituent companies of the surveys used in benchmarking compensation.  Otherwise, make clear your use of surveys in setting executive compensation.

Non-Equity Incentive Based Awards

2.  We note your response to comment two from our letter dated July 28, 2011.  We note your proposed disclosure; however it does not appear that you propose to disclose your performance targets and actual performance against these targets.  Please clarify.  In this regard, please note that we generally do not consider prior year's performance targets as subject to competitive harm.  Also if you believe your performance targets contain confidential information, then provide a robust competitive harm argument.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Brach Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphyfor

Larry Spirgel
Assistant Director

cc:  Via Email
Richard E. Baltz
Arnold & Porter LLP